EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operation in the Second Quarter of 2015

SHANGHAI, China, July 14, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the second quarter ended June 30, 2015.

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q2 2015	in Q2 2015	in Q2 2015	June 30, 2015	in Q2 2015	June 30, 2015
Leased hotels	5	(6)	(1)	616	578	74,758
Manachised hotels	207	(9)	198	1,731	17,639	168,421
Franchised hotels	11	(1)	10	37	585	3,165
Total	223	(16)	207	2,384	18,802	246,344
(1) In the second quarter, six leased hotels were closed, among which, four lease contracts expired and two were closed for brand consolidation. Nine manachised hotels were closed, among which, two were transformed to franchised model and seven were closed due to urban rezoning and other reasons.

Number of hotels in pipeline as of June 30, 2015
Leased hotels	19
Manachised and franchised hotels	721
Total	740

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,
	2014	2015	2015
Occupancy rate (as a percentage)
Leased hotels	91%	83%	87%
Manachised hotels	91%	81%	85%
Franchised hotels	N/A	66%	74%
Blended	91%	82%	86%
Average daily room rate (in RMB)
Leased hotels	191	182	201
Manachised hotels	173	161	172
Franchised hotels	N/A	174	171
Blended	180	168	181
RevPAR (in RMB)
Leased hotels	174	150	176
Manachised hotels	158	131	146
Franchised hotels	N/A	115	126
Blended	164	137	156

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,		yoy
	2014	2015	change
Total	1,380	1,380
Leased hotels	552	552
Manachised and franchised hotels	828	828
Occupancy rate (as a percentage)	94%	89%	-5%
Average daily room rate (in RMB)	182	185	1%
RevPAR (in RMB)	171	164	-4%

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2015	June 30, 2015
Economy hotels	175	2,148
HanTing Hotel	98	1,836
Leased hotels	(1)	502
Manachised hotels	99	1,334
Hi Inn	42	231
Leased hotels	(2)	39
Manachised hotels	44	186
Franchised hotels	--	6
Elan Hotel	35	81
Manachised hotels	29	71
Franchised hotels	6	10
Midscale and upscale hotels	32	236
JI Hotel	15	145
Leased hotels	(1)	65
Manachised hotels	16	80
Starway Hotel	17	86
Leased hotels	3	7
Manachised hotels	10	58
Franchised hotels	4	21
Joya Hotel	--	3
Leased hotels	--	2
Manachised hotels	--	1
Manxin Hotels & Resorts	--	2
Leased hotels	--	1
Manachised hotels	--	1
Total	207	2,384

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy	June 30,		yoy	June 30,		yoy
	2014	2015	2014	2015	change	2014	2015	change	2014	2015	change
Economy hotels	1,293	1,293	165	157	-5%	175	176	0%	94%	89%	-5%
Leased hotels	505	505	168	161	-4%	179	181	1%	94%	89%	-5%
Manachised and franchised hotels	788	788	163	154	-6%	172	172	0%	95%	89%	-5%
Midscale and upscale hotels	87	87	240	254	6%	279	302	8%	86%	84%	-2%
Leased hotels	47	47	260	279	7%	296	325	10%	88%	86%	-2%
Manachised hotels	40	40	209	213	2%	249	261	4%	84%	82%	-2%
Total	1,380	1,380	171	164	-4%	182	185	1%	94%	89%	-5%

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties.Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com